# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BICARA THERAPEUTICS INC., CIK 0002023658
CUSIP: 055477103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 116 Huntington Avenue, Suite 703, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-103150
Filed by CIK 0001995961

## Reporting persons
- Red Tree GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,170,509; sole dispositive power 0; shared dispositive power 3,170,509; aggregate amount beneficially owned 3,170,509 (4.8% of the class)
- Red Tree Venture Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,170,509; sole dispositive power 0; shared dispositive power 3,170,509; aggregate amount beneficially owned 3,170,509 (4.8% of the class)
- Heath Lukatch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,170,509; sole dispositive power 0; shared dispositive power 3,170,509; aggregate amount beneficially owned 3,170,509 (4.8% of the class)

## Item 1. Issuer
Name of issuer: BICARA THERAPEUTICS INC.
Address of issuer's principal executive offices: 116 Huntington Avenue, Suite 703, Boston, MA, 02116.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Red Tree GP, LLC (Red Tree GP I")
Red Tree Venture Fund, L.P. ("Red Tree Fud I")
Heath Lukatch, PhD ("Lukatch")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
2055 Woodside Road, Suite 270
Redwood City, CA 94061
Citizenship:
Red Tree GP I Delaware
Red Tree Fund I Delaware
Lukatch United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 3,170,509 shares of common stock held directly by Red Tree Fund I.

Red Tree GP I is the general partner of Red Tree Fund I and Lukatch is the managing director of Red Tree GP I. Each of Red Tree GP I and Lukatch possesses power to direct the voting and disposition of the securities held by Red Tree Fund I.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 65,467,187 shares of the Issuer's common stock outstanding as of March 24, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 30, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on September 26, 2024).

## Signatures
- Red Tree GP, LLC: /s/ Heath Lukatch, PhD, By Heath Lukatch, PhD, Managing Director (05/08/2026)
- Red Tree Venture Fund, L.P.: /s/ Heath Lukatch, PhD, By Red Tree GP, LLC, its General Partner, By Heath Lukatch, PhD, Managing Director (05/08/2026)
- Heath Lukatch: /s/ Heath Lukatch, PhD, Heath Lukatch, PhD (05/08/2026)